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                              CPC OF AMERICA, INC.
                          6336 17TH Street Circle East
                             Sarasota, Florida 34243
                                 (941) 727-4370



                                January 14, 2009


VIA EDGAR
---------
Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:      CPC of America, Inc.
         Form 10-K for the fiscal year ended December 31, 2007
         Form 10-Q for the quarterly period ended March 31, 2008
         File No. 000-24053

Dear Ms. Tillan:

         I am writing in response to your comment letter dated October 29, 2008 in the above-referenced matter. In Comment No. 13 of your letter, you asked that an authorized officer of the Company provide, on behalf of the Company, certain acknowledgements under separate cover with respect to the Company's submissions to the Securities and Exchange Commission ("Commission"). To that end, on behalf of the Company, please be advised that the Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, including, without limitation, the Company's supplemental correspondence filed with the Commission on October 8, 2008 and the Company's supplemental correspondence accompanying this letter filed with the Commission on or about January 14, 2009;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact our counsel, Daniel K. Donahue, of Greenberg Traurig, LLP, at (949) 732-6557, with any questions or comments concerning this letter.

                                       Very truly yours,

                                       CPC OF AMERICA, INC.


                                       By: /S/ ROD A. SHIPMAN
                                           -------------------------------------
                                           Rod A. Shipman,
                                           President and Chief Executive Officer